Exhibit 16

(Jewelcor Management Inc. Letterhead)







VIA FACSIMILE AND FEDERAL EXPRESS

April 4, 2002

Mr. John F. McGill, Jr.
Chairman and Chief Executive Officer
Thistle Group Holdings, Co.
6060 Ridge Avenue
Philadelphia, PA  19128

Dear Mr. McGill:

On April 1, 2002, the Committee to Maximize Shareholder Value received a telephone call from an individual who identified himself as a shareholder of Thistle Group Holdings, Co. ("Company"). This individual stated that he heard disturbing information on a radio talk show regarding an alleged real estate loan made by Roxborough-Manaynk Bank (the "Bank") relating to property that is located in Ocean City, New Jersey. The loan was allegedly made on the Homestead Hotel located at 8th Street in Ocean City, New Jersey. The radio show, called "All About Real Estate", is hosted by Mr. Jay Lamont and broadcast by WPEN on Sunday mornings.

Another individual identifying himself as a shareholder called on April 2, 2002 and confirmed that the information concerning the alleged loan was in fact discussed on the radio show. Furthermore, yesterday, an individual posted a message on the Company's Yahoo! message board referring to an alleged $6 million loan. (See attachment).

A real estate agent in Ocean City, another individual that identified Himself as a shareholder of the Company and Mr. Lamont advised us of the following information regarding the property:

?	The Property was built in 1929 as a 70 room hotel with room for one bed in each room;

?	The borrower of the alleged loan referred to above (or an
affiliated person or entity) purchased the property for $500,000 in 1996 from the Methodist Home of New Jersey;

?	The borrower subsequently borrowed approximately $5.5 million from the Bank to renovate the property;

?	The Hotel has been padlocked for over two years;

?	The Hotel is in woeful condition;

?	On January 1, 2002, a Sheriff's notice was placed on the property, which shows a balance owed to Roxborough-Manayunk Bank of approximately $6,377,000 in principal and interest; and

?	Because the property lacks adequate parking, the sale price of the property at auction would likely be in the $ 1.5 million range, requiring a write off of approximately $4 million from the original loan amount.

Although we have not independently verified this information, we are extremely concerned about our investment in the Company and believe the Board of Directors should provide the shareholders with answers to the following questions:

Did the Bank make a loan on this Ocean City, New Jersey property?  If so,

1.	What is the name of the borrower?
2.	Is the borrower associated with anyone at the Bank or Company?
3. Is this loan in default?  If so, what is the financial condition of the borrower?  (Is the borrower solvent or has the borrower filed bankruptcy?)
4.	What action has the Bank taken to collect this debt?
5.	   Other than the property, is there any additional collateral securing the loan?
6.	Has the Bank taken adequate reserves for this loan?
7.	What is the actual total amount of the loan outstanding?
8. Does the borrower or affiliated entities have any other loans with the Bank? If so, how much?
9.	Has the Bank written off any of this loan? If so, how much?
10.	What is the plan for this piece of property?
11. Are there any other loans on the Bank's books that are in excess of $1 million? If so, are they conforming?

In the Company's most recent 10-K filed on March 12, 2002, the Company lists allowances for loan losses of $2.511 million and total non-performing assets of $3.259 million. Does this include the property and alleged loan discussed above?

A loan of $5.5 million dollars would be approximately 7.07% of the Company's Tangible Book Value. If any additional disclosures are required for this or any other loan, we would expect the Company to timely file the required information.

                                      Very truly yours,
						Jewelcor Management, Inc.

                                      Seymour Holtzman
cc: Board of Directors